Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-121062

                       PROSPECTUS SUPPLEMENT NUMBER THREE

                     (TO PROSPECTUS DATED DECEMBER 29, 2004)

                                10,449,721 Shares

                                  ------------

                                  COMMON STOCK

         This prospectus supplement supplements the prospectus dated December 29, 2004 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,449,721 shares of our common stock. This prospectus supplement includes our Quarterly Report on Form 10-QSB, which was filed with the Securities and Exchange Commission on October 27, 2005.

         The information contained in such report is dated as of the date of such report. This prospectus supplement should be read in conjunction with the prospectus dated December 29, 2004, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updated and supercedes the information contained in the prospectus dated December 29, 2004, including any supplements or amendments thereto.

         Investing in the shares involves risks. See "Risk Factors" beginning on page 4 of the prospectus dated December 29, 2004 and the risk factors included in our Annual Report on Form 10-KSB for the year ended December 31, 2004.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

           The date of this prospectus supplement is October 27, 2005.

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                   FORM 10-QSB

              [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                For the Quarterly Period Ended September 30, 2005

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition Period from ________________ to ________________

                        Commission file number 000-24057

                        Rush Financial Technologies, Inc.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

             Texas                                    75-2375969
    ------------------------           --------------------------------------
    (State of Incorporation)           (I. R. S. Employer Identification No.)

             13355 Noel Road, Suite 300, Dallas, Texas    75240
             -----------------------------------------------------
             (Address of Principal Executive Offices)   (Zip Code)

                                  972-450-6000
                           ---------------------------
                           (Issuer's telephone number)


         Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes XXX No ____

         Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                 Yes ____ No XXX

         State the number of shares outstanding of each of the issuer's classes of common equity as of October 19, 2005: 35,500,853 shares of common stock, $0.01 par value.

         Transitional Small Business Disclosure Format;

                                 Yes ____ No XXX

PART I.  FINANCIAL INFORMATION
Item 1.           Financial Statements


               RUSH FINANCIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                                   September 30,     December 31,
                                 ASSETS                                 2005             2004
                                                                   -------------    -------------
Current assets
  Cash and cash equivalents                                        $     225,745    $     343,510
  Accounts receivable                                                     73,488           54,235
  Prepaid expenses and deposits                                          120,543           76,332
                                                                   -------------    -------------
      Total current assets                                               419,776          474,077
                                                                   -------------    -------------
Capitalized software development costs, net                              650,179          817,631
Property and equipment, net                                              121,069           80,127
Intangibles, net                                                         187,988          205,863
Deferred financing fees, net                                                --              5,774
Goodwill                                                                 395,247          200,247
Other assets                                                              43,371           31,786
                                                                   -------------    -------------
      Total assets                                                 $   1,817,630    $   1,815,505
                                                                   =============    =============

                LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
  Accounts payable                                                 $     532,945    $     631,684
  Accrued preferred stock dividends                                      195,042          150,464
  Accrued payroll tax obligation                                         558,758          442,697
  Accrued expenses and other liabilities (including $106,099 and
      $85,194 of accrued interest due to related parties at
      September 30, 2005 and December 31, 2004, respectively)            895,502          859,916
  Liabilities acquired in 2001 acquisition                               332,098          332,098
  Convertible notes payable (including $318,333 due to related parties at September 30, 2005 and December 31, 2004),
      net of unamortized debt discount of $0 and $2,275 at
      September 30, 2005 and December 31, 2004, respectively             485,000          482,725
                                                                   -------------    -------------
      Total current liabilities                                        2,999,345        2,899,584
                                                                   -------------    -------------

Convertible bonds payable, net of unamortized debt discount of
      $15,998 and $20,915 at September 30, 2005 and
      December 31, 2004, respectively                                    329,002          464,085
                                                                   -------------    -------------
      Total liabilities                                                3,328,347        3,363,669
                                                                   -------------    -------------

Commitments and contingencies

Shareholders' deficit
  Preferred stock - cumulative; $10 par value; 38,792 shares authorized; 14,063 shares issued and outstanding;
      liquidation preference of $10 per share                            140,630          140,630
  Preferred stock - convertible cumulative; $10 par value;
      800,000 shares authorized; 51,980 shares issued and
      outstanding; liquidation preference of $10 per share               519,800          519,800
  Common stock - $0.01 par value, 50,000,000 shares authorized;
      35,500,853 and 24,715,790 shares issued and outstanding
      at September 30, 2005 and December 31, 2004 respectively           355,008          247,157
  Additional paid in capital                                          17,985,440       15,895,945
  Deferred compensation                                                  (57,000)            --
  Accumulated deficit                                                (20,454,595)     (18,351,696)
                                                                   -------------    -------------
      Total shareholders' deficit                                     (1,510,717)      (1,548,164)
                                                                   -------------    -------------
      Total liabilities and shareholders' deficit                  $   1,817,630    $   1,815,505
                                                                   =============    =============


           See accompanying notes to consolidated financial statements


               RUSH FINANCIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                            For the Three Months             For the Nine Months
                                             Ended September 30,             Ended September 30,
                                        ----------------------------    ----------------------------
                                            2005            2004            2005            2004
                                        ------------    ------------    ------------    ------------
Revenue:
    Investment services                 $    597,261    $    420,014    $  1,594,309    $  1,451,877
    Software services                          2,128           8,350           5,798          96,258
    Corporate                                 10,027           9,971          41,964          26,870
                                        ------------    ------------    ------------    ------------
               Total revenue                 609,416         438,335       1,642,071       1,575,005
                                        ------------    ------------    ------------    ------------
Expenses:
    Investment services                      444,162         394,848       1,346,749       1,166,534
    Software services                        374,974         122,616         846,038         634,716
    General and administrative               320,781         271,152         924,605         729,052
    Depreciation and amortization             57,776         229,178         507,166         666,072
    Loss on settlement of liabilities           --              --            26,458         108,130
                                        ------------    ------------    ------------    ------------
               Total expenses              1,197,693       1,017,794       3,651,016       3,304,504
                                        ------------    ------------    ------------    ------------

Operating loss                              (588,277)       (579,459)     (2,008,945)     (1,729,499)

Interest expense                             (12,101)        (32,343)        (73,199)       (175,596)
Related party interest expense                (7,394)         (3,229)        (20,755)         (9,686)
                                        ------------    ------------    ------------    ------------

Net loss                                $   (607,772)   $   (615,031)   $ (2,102,899)   $ (1,914,781)
                                        ============    ============    ============    ============

Basic and diluted net loss per share
    attributable to common
    shareholders                        $      (0.02)   $      (0.03)   $      (0.07)   $      (0.11)
                                        ============    ============    ============    ============

Weighted average common shares
    outstanding, basic and diluted        32,585,188      19,190,658      29,234,997      18,289,524
                                        ============    ============    ============    ============


           See accompanying notes to consolidated financial statements


               RUSH FINANCIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Nine Months ended September 30, 2005 and 2004
                                   (unaudited)

                                                                       2005           2004
                                                                   -----------    -----------
Cash flows from operating activities:
     Net loss                                                      $(2,102,899)   $(1,914,781)
     Adjustments to reconcile net loss to net cash used in
     operating activities:
          Common stock issued for compensation, services and
               expenses                                                110,397        108,795
          Depreciation and amortization                                507,166        666,072
          Amortization of debt discount                                  7,192         99,295
          Amortization of deferred financing fees                        5,774         10,392
          Loss on settlement of liabilities                             26,458        108,130
          Change in assets and liabilities, net of effects
          of acquisition:
              (Increase) decrease in assets:
                  Accounts receivable                                  (19,253)         2,072
                  Prepaid expenses, deposits and other assets           (1,549)       (12,238)
               Increase (decrease) in liabilities:
                  Accounts payable                                     (98,739)        64,069
                  Accrued payroll tax obligation                       116,061        214,301
                  Accrued expenses and other liabilities                70,023        179,733
                                                                   -----------    -----------
Net cash used in operating activities                               (1,379,369)      (474,160)
                                                                   -----------    -----------

Cash flows from investing activities:
     Cash acquired in acquisition                                         --            4,446
     Purchase of equipment                                             (83,109)       (12,111)
     Capitalization of software development costs                     (178,587)      (139,089)
                                                                   -----------    -----------
Net cash used in investing activities                                 (261,696)      (146,754)
                                                                   -----------    -----------

Cash flows from financing activities:
     Proceeds from sale of common stock and warrants                 1,520,000        758,000
     Proceeds from exercise of stock options and warrants                3,300           --
     Payments on notes payable                                            --          (12,777)
     Proceeds from convertible bonds                                      --           43,000
                                                                   -----------    -----------
Net cash provided by financing activities                            1,523,300        788,223
                                                                   -----------    -----------

Net increase (decrease) in cash and cash equivalents                  (117,765)       167,309
Cash and cash equivalents at beginning of period                       343,510        171,088
                                                                   -----------    -----------
Cash and cash equivalents at end of period                         $   225,745    $   338,397
                                                                   ===========    ===========

           See accompanying notes to consolidated financial statements

                                       5

               RUSH FINANCIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS -- CONTINUED
             For the Nine Months ended September 30, 2005 and 2004
                                   (unaudited)

                                                                       2005           2004
                                                                   -----------    -----------
Supplemental Disclosure of Cash Flow Information:
     Cash paid for interest                                        $      --      $      --
     Cash paid for income taxes                                    $      --      $      --

Supplemental Disclosure of Non-Cash Information:
     Preferred stock dividend accrued                              $    44,579    $    45,929
     Preferred stock converted to common stock                     $      --      $    25,000
     Common stock issued as payment for intangible assets          $    59,835    $      --
     Common stock issued as payment for accrued interest
          and accrued dividends                                    $   102,145    $    51,947
     Common stock issued in the LostView acqusition                $   195,000    $   337,500
     Common stock issued for pending issuances                     $      --      $ 1,007,319
     Receipt of asset purchased with common stock                  $      --      $    36,000
     Conversion of bonds to common stock                           $   140,000    $   230,000
     Common stock issued for repayment of advances
          from related parties                                     $      --      $   136,667
     Common stock issued as deferred compensation                  $    57,000    $      --
     Liability accrued for intangible asset acquired, to be paid
          in common stock                                          $    33,750    $      --
     Common stock issued for deposits                              $    54,250    $      --








           See accompanying notes to consolidated financial statements

          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation and Company Information

         The financial statements included herein have been prepared by Rush Financial Technologies, Inc., without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures contained herein are adequate to make the information presented not misleading. In the opinion of management, the information furnished in the unaudited consolidated financial statements reflects all adjustments which are ordinary in nature and necessary to present fairly our financial position, results of operations and changes in financial position for such interim period. These interim financial statements should be read in conjunction with our financial statements and the notes thereto as of and for the year ended December 31, 2004, included in our annual report on Form 10-KSB for the year ended December 31, 2004.

         Rush Financial Technologies, Inc., dba RushTrade(R)Group ("RSHF," "RushTrade Group," "Rush," "we," "our" or the "Company"), is a holding company that operates through the following primary subsidiaries: a real-time financial technology development company, RushGroup Technologies, Inc., a new generation direct-access online brokerage firm, RushTrade Securities, Inc., along with LostView Development Corporation, a financial technology and web development company.

         RushGroup Technologies, Inc. ("RushGroup"), is a wholly owned subsidiary of the Company. RushGroup is a registered Service Bureau and member of the Certified Partners program with the Nasdaq Stock Market. RushGroup serves as our financial technology development subsidiary, which develops and operates proprietary real-time portfolio management software products, advanced order management systems, direct-access trading software applications and a data service center. Utilizing a number of proprietary technologies and its exclusive Direct Access Routing Technology (DART(TM)), an intelligent order routing system, RushGroup offers real-time market data platforms and direct access trading systems to National Association of Securities Dealers ("NASD") member broker/dealers, institutional portfolio managers and traders.

         RushTrade Securities, Inc. ("RushTrade"), is a wholly owned subsidiary of the Company. RushTrade, a fully-disclosed introducing broker/dealer and member NASD, PCX and SIPC, offers securities and direct access online brokerage, trading and advanced order routing services to its retail customers utilizing RushGroup's software products. RushTrade customer accounts are insured up to $25 million and are held at a third-party clearing firm. RushTrade is registered in all 50 states and accepts customers from most foreign countries. Customer accounts are self-directed, and RushTrade does not provide advice or make trade recommendations. For more information about RushTrade and our products, please visit www.rushtrade.com and www.rushgroup.com.

         In February, 2004 we acquired LostView Development Corporation ("LostView"). LostView is a financial technology and web development company providing professional software development services for online trading and document management systems. We are utilizing LostView's software development capabilities to accelerate our options trading development and better position the Company to quickly add new product enhancements, and gain additional levels of redundancy and fault tolerance for our products and services.

         The accompanying financial statements have been prepared assuming that we will continue as a going concern. At September 30, 2005, our current liabilities exceeded our current assets by $2,579,569. Current liabilities include past due payroll obligations of approximately $550,000 and past due notes payable totaling $352,000. Also, we incurred net losses of $2,496,637 in 2004 and $2,475,947 in 2003, and $2,102,899 in the first nine months of 2005.
Although we believe that we will be able to continue to raise the necessary funds until we reach a sustainable level of profitability, these matters raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         We have taken several steps to increase cash by the use of borrowings and equity. During the nine months ending September 30, 2005, we were able to raise operating capital of $1,520,000 through a private placement of common stock and warrants. We sold 7,253,386 shares of common stock at an average price of $0.21 per share for total net proceeds of $1,520,000. We expect to continue to raise additional equity and/or debt funding until we begin to generate positive cash flows from operations. However, at this time we have no commitments for any additional funding although we are in discussion with several funding sources.


2.   Use of Accounting Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported financial statement amounts and disclosures. Accordingly, the actual amounts could differ from those estimates.

3.       Industry Segment Information

         Our segments have been identified based on products and services offered as well as risks assumed in a manner consistent with the data utilized by the Chief Executive Officer in evaluating operations. RushTrade offers broker/dealer services, and its operations have been included in the Investment
Services segment. The Software Services segment is comprised of RushGroup and LostView which offer licensing of the RushTrade direct access software and other arrangements and are expected to become a new stream of revenue for us. There is ongoing development activity on the software to enhance its use to outside entities; however, we have received only minimal revenue to date related to the Software Services segment.

         The assets of the parent company, Rush Financial Technologies, Inc., are used to support the operations of the primary operating divisions. The expenses of the parent company are included in general and administrative expenses.

         The following summarizes our identifiable assets, capital expenditures and depreciation and amortization by industry segment as of the dates indicated:

                                                 September 30,
                                       --------------------------------
            Identifiable Assets             2005              2004
        ----------------------------   --------------    --------------
        Investment Services            $      319,896    $      345,699
        Software Services                   1,182,263         1,214,125
        Corporate                             315,471           338,306
                                       --------------    --------------
                   Total               $    1,817,630    $    1,898,130
                                       ==============    ==============

                               Three Months Ended September 30,     Nine Months Ended September 30,
                               --------------------------------    --------------------------------
    Capital Expenditures            2005              2004              2005              2004
----------------------------   --------------    --------------    --------------    --------------
Investment Services            $        7,074    $         --      $       14,846    $         --
Software Services                      45,726            77,973           213,006           139,089
Corporate                               6,805             3,019            33,844            12,111
                               --------------    --------------    --------------    --------------
           Total               $       59,605    $       80,992    $      261,696    $      151,200
                               ==============    ==============    ==============    ==============

                               Three Months Ended September 30,     Nine Months Ended September 30,
     Depreciation and          --------------------------------    --------------------------------
       Amortization                 2005              2004              2005              2004
----------------------------   --------------    --------------    --------------    --------------
Investment Services            $       46,756    $       23,962    $      117,027    $       63,260
Software Services                       9,786           198,208           382,880           561,899
Corporate                               1,234             7,008             7,259            40,913
                               --------------    --------------    --------------    --------------
           Total               $       57,776    $      229,178    $      507,166    $      666,072
                               ==============    ==============    ==============    ==============



                                       8

        The following summarizes our industry segment operating data for the periods indicated:

                               Three Months Ended September 30,     Nine Months Ended September 30,
                               --------------------------------    --------------------------------
          Revenue                   2005              2004              2005              2004
----------------------------   --------------    --------------    --------------    --------------
Investment Services            $      597,261    $      420,014    $    1,594,309    $    1,451,877
Software Services                       2,128             8,350             5,798            96,258
Corporate                              10,027             9,971            41,964            26,870
                               --------------    --------------    --------------    --------------
           Total               $      609,416    $      438,335    $    1,642,071    $    1,575,005
                               ==============    ==============    ==============    ==============

                               Three Months Ended September 30,     Nine Months Ended September 30,
                               --------------------------------    --------------------------------
          Expenses                  2005              2004              2005              2004
----------------------------   --------------    --------------    --------------    --------------
Investment Services            $      490,918    $      276,378    $    1,464,086    $    1,044,930
Software Services                     388,723           390,354         1,238,688         1,196,615
Corporate                             337,548           386,633         1,042,196         1,248,241
                               --------------    --------------    --------------    --------------
           Total               $    1,217,189    $    1,053,365    $    3,744,970    $    3,489,786
                               ==============    ==============    ==============    ==============

                               Three Months Ended September 30,     Nine Months Ended September 30,
                               --------------------------------    --------------------------------
     Net Income (Loss)              2005              2004              2005              2004
----------------------------   --------------    --------------    --------------    --------------
Investment Services            $      106,343    $      143,636    $      130,223    $      406,947
Software Services                    (386,595)         (382,004)       (1,232,890)       (1,100,357)
Corporate                            (327,521)         (376,663)       (1,000,232)       (1,221,371)
                               --------------    --------------    --------------    --------------
           Total               $     (607,773)   $     (615,031)   $   (2,102,899)   $   (1,914,781)
                               ==============    ==============    ==============    ==============

4.   Capitalized Software Development Costs

         In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," internally generated software development costs associated with new products and significant enhancements to existing software products are expensed as incurred until technological feasibility has been established. Software development costs that qualify for capitalization include the salaries and benefits of the software engineers assigned to the products, internal and external quality assurance testing costs, overhead allocations primarily associated with rent and facilities costs and the costs of outsourced development activities. Software development costs not qualifying for capitalization are recorded as product development expense. Capitalized software development costs, including purchased software, if any, are amortized using the greater of the revenue method or the straight-line method generally with useful lives of three years or less. At each balance sheet date we evaluate the estimated net realizable value of each software product and when required, record write-downs of net book value to net realizable value of any products for which the net book value is in excess of net realizable value. The net realizable value is the estimated future gross revenue of each product reduced by the estimated future costs of completing and disposing of that product, including the costs of completing in process development and customer support. Estimated future gross revenues have been based on market potential, other competitive platforms, product penetration, platforms, current customer account growth rate and other market factors. We determined that no write-down of capitalized software development costs was required during the nine months ended September 30, 2005 and 2004. As of September 30, 2005, the total of all capitalized software development costs was $2,726,596 and accumulated amortization of capitalized software development costs totaled $2,076,417. During the nine months ended September 30, 2005 and 2004, we amortized $345,963 and $519,237 of software costs, respectively, using an estimated useful life of three years.

5.   Reclassifications

         Certain prior period balances have been reclassified to conform to the current period presentation.

6.   Net Loss Per Share

         Basic and diluted net loss per share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Common stock equivalents representing stock options and warrants, convertible bonds, notes, and preferred stock were not included in the computation of diluted net loss per share because they were antidilutive.


         Net loss per share applicable to common shareholders for the periods indicated is computed using the following information:

                               Three Months Ended September 30,     Nine Months Ended September 30,
                               --------------------------------    --------------------------------
                                    2005              2004              2005              2004
                               --------------    --------------    --------------    --------------
Net loss                       $     (607,773)   $     (615,031)   $   (2,102,899)   $   (1,914,781)
Dividends on preferred stock          (14,860)          (15,647)          (44,579)          (45,929)
                               --------------    --------------    --------------    --------------
Net loss applicable to
common shareholders            $     (622,633)   $     (630,678)   $   (2,147,478)   $   (1,960,710)
                               ==============    ==============    ==============    ==============
Net loss per share
applicable to common
shareholders                   $        (0.02)   $        (0.03)   $        (0.07)   $        (0.11)
                               ==============    ==============    ==============    ==============

7.    Acquisition

         We acquired LostView Development Corporation ("LostView") through a stock purchase agreement effective February 27, 2004. We purchased all of the outstanding stock of LostView in exchange for 750,000 shares of our restricted common stock at closing and an additional 750,000 shares issued on March 2, 2005. LostView is a financial technology and web development company providing professional software development services for online trading and document management systems. RushTrade Group benefits from the addition of LostView in several significant ways. By utilizing LostView's resources, RushGroup's software development capabilities have increased, accelerating our options and futures trading development. RushGroup is also better positioned to quickly add new product enhancements, including the ability to capture market data directly from the financial exchanges. Moreover, RushTrade gained additional levels of redundancy and fault tolerance for its products and services. RushGroup also retained key employees of LostView, bringing valuable experience in real-time financial software development, market data collection and distribution.

         The consideration for the purchase of LostView has been valued at $532,500, based on the fair value of the stock issued on February 27, 2004 valued at $337,500 plus the contingent consideration issued on March 2, 2005, valued at $195,000 on the day the contingency was resolved and the shares became issuable. The contingency was resolved when the LostView primary employees fulfilled the terms of their employment agreements.

         The acquisition was accounted for using the purchase method of accounting. As such, the assets and liabilities of LostView have been recorded at their estimated fair value and the results of operations have been included in the consolidated results of operations from the date of acquisition. The excess purchase price over the fair value of the tangible and intangible assets acquired in the acquisition totaled $395,247 and was allocated to goodwill.

Allocation of Purchase Price

         Following is a summary of the amounts assigned to the assets and liabilities of LostView:

               Cash                                 $     4,446
               Accounts receivable                       12,612
               Property and equipment                     8,733
               Goodwill                                 395,247
               Employment agreement                      63,453
               Intellectual property                     50,000
               Accounts payable                          (1,991)
                                                    -----------

               Total purchase price                 $   532,500
                                                    ===========

None of the goodwill recorded as a result of the acquisition is expected to be deductible for tax purposes.

Unaudited Pro Forma Results

         The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition discussed above had occurred at January 1, 2004:

                                                For the nine Months
                                                Ended September 30,
                                                -------------------
                                                        2004
                                                -------------------
         Revenues                               $         1,613,892
         Net loss applicable to
                common shareholders             $        (1,914,781)
         Net loss per share applicable to
                common shareholders, basic
                and diluted                     $             (0.09)
         Weighted average shares outstanding,
                 basic and diluted                       18,448,283

8.    Intangibles

         In January 2002, we entered into a non-exclusive agreement with NewportX.com, an affiliate of Online Training Academy, ("OTA"), for referral of active online traders. The initial term of the agreement was for three years and cancelable by either party after the initial term with twelve months notice. The agreement called for us to pay to NewportX.com 50% of net commissions on a monthly basis for any traders referred by OTA for which RushTrade agreed to open an account. Additionally, RushTrade agreed to reimburse the traders' tuition paid to OTA by reducing RushTrade's standard published commission rate by 25%. In March 2002 an alternate method of payment was agreed to by amendment to the original agreement, whereby we agreed to pay OTA $2,000 in common stock for each trader referred. The amendment was for six months, or until 150 traders had been acquired by RushTrade. We issued 1,200,000 shares of restricted common stock to NewportX.com during March 2002, and recorded a prepaid asset of $300,000, the fair value of the stock on the date of issuance. This amount was recorded as a prepaid asset as we issued common stock, consideration in advance of receiving the assets acquired. As the active trader accounts were received and certified, we reclassified these amounts to an intangible asset. As of December 31, 2004, all 150 of the trader accounts were delivered and certified and $300,000 was reclassified to intangible assets and is being amortized over three years, the estimated life of the trader accounts. Amortization of this intangible for the nine months ended September 30, 2005 and 2004 was $75,000 and $72,000, respectively. At September 30, 2005 accumulated amortization of this intangible totaled $222,500.

         Under our agreement with OTA we received 82 trader accounts in excess of the initial 150 accounts. During the second quarter of 2005, as payment for these trader accounts, we issued 260,150 shares of restricted common stock with an estimated fair market value of approximately $59,835, based on the fair value of the stock on the date of issuance. The entire $59,835 has been classified as an intangible asset and is being amortized over three years, the estimated life of the trader accounts. Amortization of this intangible for the nine months ended September 30, 2005 was $9,972 and at September 30, 2005, accumulated amortization was $9,972.

         On April 25, 2005, we entered into a non-exclusive agreement with OTA, for referral of active online traders to replace and update our previous agreement. The initial term of the agreement is for one year renewable year to year and cancelable by either party after the initial term with six months notice. The agreement calls for us to pay to NewportX.com $1,000 in cash or $1,250 in stock on a monthly basis for any traders referred by OTA for which RushTrade agrees to open an account. Additionally, RushTrade agrees to reimburse the traders' tuition paid to OTA by reducing RushTrade's standard published commission rate by 25%. As an alternate method of payment RushTrade may sponsor OTA marketing efforts and any traders from the succeeding monthly class shall be deemed to be paid for. During the second quarter of 2005 we issued 100,000 shares of stock as a deposit for future traders who are received and certified. These shares were valued at $23,000 based on the fair value of the stock on the date of issuance. During the nine months ended September 30, 2005, we received 27 trader accounts under this agreement. As a result, we certified and capitalized $33,750 of referrals as an intangible asset that will be amortized over a three year period, the estimated life of the trader accounts. Amortization expense for these intangibles amounted to $5,622 for the nine months ended September 30, 2005 and accumulated amortization of this intangible totaled $5,622 at September 30, 2005.

         In February 2004, we completed the acquisition of LostView. The assets acquired included $113,453 of intangible assets, other than goodwill. Of the $113,453 of intangible assets, $50,000 was assigned to intellectual property subject to amortization over 3 years and $63,453 was assigned to employment agreements subject to amortization over 1 year (the term of the employment agreements). Amortization expense related to these intangibles was $28,365 and $40,060 for the nine months ending September 30, 2005 and 2004, respectively. At September 30, 2005, accumulated amortization of these intangibles totaled $88,455.

9.   Convertible Notes

         We have two convertible notes due to a related party totaling $185,000 that are past due. We are in discussion with the holder to repay, and we have agreed to repay these notes when we have the available funds. We have convertible notes totaling $166,667 plus accrued interest presently due and payable.

         During the second quarter of 2005 we negotiated an extension on two notes totaling $133,333. One note, totaling $100,000 plus accrued interest of $27,444, originally due April 7, 2005 and the second note, totaling $33,333 plus accrued interest of $8,555, originally due May 10, 2005, both due to the same party, were extended to April 6, 2006. Along with the extension we issued 119,321 shares of restricted common stock with a fair market value based on the fair value on the date of issuance of $27,444 or $0.23 per share for accrued interest on the $100,000 note and 37,196 shares of restricted common stock with a fair market value based on the fair value on the date of issuance of $8,555 or $0.23 per share for accrued interest on the $33,333 note.

         Of the $485,000 in total convertible notes due, $351,667 is past due. We continue to negotiate with the holders on repayment or extension options.

10.  Convertible Bonds

         Early in 2003 we conducted a $1,500,000 offering of 12% Senior Secured Convertible Bonds ("Bonds") which was fully subscribed. The Bonds bear interest at 12% per annum and are convertible into our common stock at a rate of 50% of the average market price of the stock for the ten days preceding conversion, but not less than $0.15 per share. Principal and interest will be repaid on or before December 27, 2007, if not converted prior. We may force conversion if the stock trades above $2.00 per share for 10 consecutive trading days.

         During the nine months ended September 30, 2005, $140,000 of Bonds converted into 933,333 shares of common stock and at September 30, 2005 Bonds payable totaled $329,002 net of unamortized debt discount of $15,998.

11.  Stock-Based Compensation

         We account for our stock-based employee compensation plan using the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant to the extent the current market price of the underlying stock exceeds the option exercise price. We did not record any stock-based compensation expense during the nine months ended September 30, 2005 and 2004 as the exercise prices of the options issued, if any, equaled or exceeded the fair market value of the stock on the date of issuance. Had the Company determined compensation based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123," net loss and loss per share would have been increased as indicated below:


                                                        Three Months                   Nine Months
                                                     Ended September 30,           Ended September 30,
                                                 --------------------------    --------------------------
                                                     2005           2004           2005           2004
                                                 -----------    -----------    -----------    -----------
Net loss appliable to common stockholders,
     as reported                                 $  (622,633)   $ (630,678)   $(2,147,478)   $(1,960,710)
Add:  Stock-based employee compensation
     expense included in reported net loss              --            --             --             --
Deduct:  Stock-based employee compensation
     expense determined under fair value based
     method                                           (8,004)         --          (12,942)      (133,344)
                                                 -----------    ----------    -----------    -----------
Pro forma net loss appliable to common
     shareholders                                $  (630,637)   $ (630,678)   $(2,160,420)   $(2,094,054)
                                                 ===========    ==========    ===========    ===========

Net loss per share appliable to common
     shareholders
As reported                                      $     (0.02)   $    (0.03)   $     (0.07)   $     (0.11)
                                                 ===========    ==========    ===========    ===========
Pro forma                                        $     (0.02)   $    (0.03)   $     (0.07)   $     (0.11)
                                                 ===========    ==========    ===========    ===========


         In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. For us, SFAS No. 123R will be effective January 1, 2006.

         We plan on adopting the new standard using the modified prospective method. Under the modified prospective method, companies are required to record compensation expense for new and modified awards over the related vesting period of such awards prospectively and record compensation expense prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No amendments to prior periods presented are permitted under the modified prospective method. The future impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted by us in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss above.

12.  Shareholders' Deficit

         During the first quarter of 2005 we issued 1,250 shares of common stock (valued at $313 based on the fair value of our common stock on the date of issuance) to employees as compensation, holders of $140,000 of convertible bonds elected to convert their bonds into 933,333 shares of common stock, 750,000 shares of common stock were issued for the purchase of LostView Development Corporation (valued at $195,000 based on the fair market value of our common stock on the date of issuance), 12,498 shares of common stock were issued as directors fees (valued at $3,000 based on the fair value of our stock on the date of issuance), 20,000 stock options were exercised for proceeds of $3,300 and $39,687 of accrued interest was converted into 264,580 shares of common stock with a fair market value of $66,145 at issuance. A loss on the settlement of liabilities was recorded for $26,458, the difference between the fair value of the common stock issued and the amount of the interest obligation. Additionally, 1,458,333 shares of common stock and an equal number of warrants were issued for proceeds of approximately $350,000. The warrants are for the purchase of our common stock at $0.24 per share with a term of four years.

         During the second quarter of 2005 we issued 67,000 shares of common stock (valued at $16,900 based on the fair value of our common stock on the date of issuance) to employees as compensation, 156,517 shares of common stock (valued at $35,999 based on the fair value of our common stock on the date of issuance) to settle accrued interest on two convertible notes, 10,000 shares of common stock for directors' fees (valued at $2,000 based on the fair value of our common stock on the date of issuance), 95,372 shares of common stock (valued at $22,453 based on the fair value of our common stock on the date of issuance) for consulting fees, 260,417 shares of common stock (valued at $46,875 based on the fair value of our common stock on the date of issuance) for advertising, 360,150 shares of common stock (valued at $82,834 based on the fair value of our common stock on the date of issuance) to OTA and 9,000 shares of common stock (valued at $1,800 based on the fair value of our common stock on the date of issuance) to settle other expenses. Additionally, 1,186,957 shares of common stock and an equal number of warrants were issued for proceeds of approximately $265,000. The warrants are for the purchase of our common stock at $0.23 per share with a term of four years.

         During the third quarter of 2005 we issued 265,100 net shares of common stock (valued at $47,432 based on the fair value of our common stock on the date of issuance) to employees as compensation. This consisted of 302,600 shares (valued at $57,557 based on the fair value of our common stock on the date of issuance) issued during the period reduced by 37,500 shares (valued at $10,125 based on the fair value of our common stock on the date of issuance) returned during the period. Stock issued to employees as compensation normally has a vesting period. The 37,500 shares returned represents the unvested shares of an employee who left us during the period. Additionally, we issued 35,195 shares of common stock for directors' fees (valued at $7,000 based on the fair value of our common stock on the date of issuance), 20,000 shares of common stock (valued at $4,000 based on the fair value of our common stock on the date of issuance) for consulting fees, and 271,266 shares of common stock (valued at $46,875 based on the fair value of our common stock on the date of issuance) for advertising. Additionally, 4,608,096 shares of common stock and 4,089,763 warrants were issued for proceeds of approximately $905,000. The warrants are for the purchase of our common stock at an average price of $0.22 per share with terms of 5 years.

13.  Payroll Tax Obligation

         We have an estimated federal and state payroll tax obligation of $558,758 at September 30, 2005. We have estimated this obligation to be the actual amounts of tax withheld from employees and the employer portion of Social Security Federal Tax Obligation for the second and fourth quarters of 2003 and all four quarters of 2004 in addition to an estimated accrual for interest and penalties. There is no obligation outstanding for the first and third quarters 2003 and for 2005, as these taxes have been submitted.

14.  Legal Proceedings

         The Company and its subsidiaries are engaged in legal proceedings and arbitrations from time to time. Management believes some of these proceedings could have a material effect upon the operations or financial condition of the Company if the Company is unsuccessful in defending against the actions.

         Company Proceedings. On June 24, 2003, in Sumner Group Inc. d/b/a Datamax Office Systems Leasing Division v. Rushmore Financial Group; Cause No. CC-03-7400-b; County Court at Law No. 2, Dallas County, Texas, a former vendor filed a claim in the Dallas County Court claiming that we failed to pay for services rendered on a copier in the amount of $39,710. We filed a counterclaim alleging overcharges and improper installation of a software product causing us incalculable harm. This matter was settled without a trial in October 2005 for $11,000.

         On December 27, 2004, in Waymark Internet Services, Inc. v. Rush Financial Technologies, Inc.; Cause No. 04-12776-K; 192nd Judicial District Court, Dallas County, Texas, a vendor filed a claim in Dallas District Court claiming a total of $52,870 in damages. We dispute the amount of the claims and plan to vigorously defend the Company in this matter. At September 30, 2005 we estimate our liability for this claim to be approximately $11,000, and accordingly have recorded a liability for this amount. We are in the early stages of discovery and a trial setting has been set for November 10, 2005, but we believe this will be postponed until early 2006.

         RSC was subject to a joint NASD and SEC examination in the second quarter of 2002. As a result of this examination the Company has accrued a liability of $25,000 at September 30, 2005 to account for a possible NASD fine. This is management's best estimate of the ultimate liability to RSC.

         RSC Subsidiary Proceedings. On April 17, 2003, in E.F. (Mickey) Long, II, et al. v. Rushmore Financial Group, Inc., Rushmore Securities Corporation and D.M. "Rusty" Moore; NASD Dispute Resolution Arbitration No. 03-01451, a group of former securities representatives of RSC filed for NASD Dispute Resolution, naming the Company and Mr. Moore as defendants. The former representatives are claiming $178,288 in commissions. At December 31, 2003 we estimated our liability to be $43,000 and recorded an accrual for this amount. In 2004 we negotiated a settlement with the representatives in the amount of

$98,750 but RSC has been unable to pay this claim. Since no payments have been made RSC became subject to an agreed arbitration award in the total sum of $129,425. The entire liability of $129,425 has been accrued at September 30, 2005.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Recent Developments

         We have taken several steps to increase cash by the use of borrowings and equity. During the nine months ended September 30, 2005, we were able to raise operating capital of approximately $1,520,000 through a private placement of common stock. We sold 7,253,386 shares at an average price of $0.21 per share for total net proceeds of approximately $1,520,000.

         At any level of funding, we must be able to execute our business plan to secure our long-term survival. We believe that we will reach profitability in the next twelve months if we are able to continue funding operations to successfully execute our business plan. We believe we need a minimum funding level of $1,000,000 to continue funding our operations and bring some of our more pressing accounts payable current. If we are able to obtain a funding level of $3,600,000 we will be able to bring our accounts payable current, provide sufficient net capital to fund RushTrade's continued growth, provide funds to litigate and settle some of the litigation, enable us to retire part of the past due debt, of which $185,000 is to a related party, provide for an increase in our advertising to accelerate continued revenue growth, provide sufficient funds to upgrade our network and provide sufficient working capital to provide for most foreseeable contingencies. If we are only able to obtain a 50% of the desired funding, approximately $1,800,000, we would make a reduced contribution to RushTrade and working capital, but would still be able bring accounts payable current, provide for litigation settlements, fund additional advertising and acquire customers for RushTrade.

         We are upgrading our data services network, currently located in our Dallas office, with a new co-location facility at an area AT&T Enterprise Hosting Services Center. The AT&T center is a Tier 2 hosting services facility, sitting on top of one of the major Internet backbones in the U.S., and is SAS 70 Certified. This will allow us to continue providing our customers with the highest quality and reliability for connectivity and security.

         We have contracted with Global Media Fund, LLC to launch a nationwide advertising campaign for the Company and RushTrade. The agreement calls for the regular distribution of feature articles to over 10,000 newspapers, news and wire services, and to more than 6,000 radio stations spanning up to a 16 month period, delivering nationally syndicated newspaper space and radio airtime. The print features are expected to reach an estimated audience of 34,000,000 readers per month. The cost of the campaign is expected to total $250,000, and is to be paid in monthly installments in either cash or in shares of our restricted common stock.

2.   RushTrade and RushGroup Business Summary

Overview

         Rush Financial Technologies, Inc., dba RushTrade(R)Group ("RSHF," "RushTrade Group," "Rush," "we," "our" or the "Company"), is a holding company that operates through two primary subsidiaries: a real-time financial technology development company, RushGroup Technologies, Inc., ("RushGroup") and a new generation direct-access online brokerage firm, RushTrade Securities, Inc., ("RushTrade").

         RushGroup Technologies, Inc. ("RushGroup"), is a wholly owned subsidiary of the Company. RushGroup is a registered Service Bureau and member of the Certified Partners program with the Nasdaq Stock Market. RushGroup serves as our financial technology development subsidiary, which develops and operates proprietary real-time portfolio management software products, advanced order management systems, direct-access trading software applications and a data service center. Utilizing a number of proprietary technologies and its exclusive Direct Access Routing Technology (DART(TM)), an intelligent order routing system, RushGroup offers real-time market data platforms and direct access trading systems to National Association of Securities Dealers ("NASD") member broker/dealers, institutional portfolio managers and traders.

         RushTrade Securities, Inc. ("RushTrade"), is a wholly owned subsidiary of the Company. RushTrade, a fully-disclosed introducing broker/dealer and member NASD, PCX and SIPC, offers securities and direct access online brokerage, trading and advanced order routing services to its retail customers utilizing RushGroup's software products. RushTrade customer accounts are insured up to $25 million and are held at a third-party clearing firm. RushTrade is registered in all 50 states and accepts customers from most foreign countries. Customer accounts are self-directed, and RushTrade does not provide advice or make trade recommendations. For more information about RushTrade and our products, please visit www.rushtrade.com and www.rushgroup.com.

         We were originally founded in 1990, commencing operations in March 1991 as Rushmore Capital Corporation, a traditional financial services company and grew rapidly from a start-up into a retail brokerage organization with a nationwide account base and network of agents and registered representatives, completing our Initial Public Offering (IPO) on the NASDAQ SmallCap Market at $5.50 per share in April 1998. Less than one year later, on February 10, 1999, upon the announcement of RushTrade, our common stock soared 422% as the NASDAQ's "Top Gainer," becoming the first publicly traded company to offer direct-access order routing to retail customers. In 1997, prior to our IPO, we changed our name to Rushmore Financial Group, Inc., and on January 26, 2004 to our current name, Rush Financial Technologies, Inc. to more accurately reflect our repositioning as a real-time financial technology development company and direct access online brokerage firm. We are headquartered in Dallas, Texas, and our common stock is traded on the OTC.BB market under the symbol "RSHF."

         In 1999, we embarked on a multi-million dollar proprietary technology development initiative in response to the burgeoning market for real-time financial technologies and direct-access online trading and moved quickly to acquire the technology assets of Block Trading, Inc. of Houston, Texas. During this period, management divested and redeployed assets in an aggressive re-positioning strategy, redirecting our emphasis away from the traditional retail brokerage business with its lower operating margins to capitalize on the rapidly expanding market for real-time financial services technologies and direct-access online trading that is revolutionizing the online brokerage and institutional trading industry.

         After more than three years of development and successful beta testing, RushTrade Group launched its technology platform in 2003 under its RushTrade(R) brand, offering multi direct-access software applications to meet the needs of active online investors, semi-professional traders, institutional traders and portfolio managers. RushGroup provides real-time market data and the highest quality of trade executions in U.S. equities with direct-access routes to all major exchanges and Electronic Communications Networks ("ECN's"), streaming real-time quotes, charts, news, research, and other advanced trading and portfolio management tools.

         The RushTrade Group business model integrates a multi-channel, multi-product offering with a state-of-the-art technology and a high gross margin, low cost operational infrastructure. RushTrade's sales and marketing programs, strategic alliances and potential licensing arrangements drive RushTrade Group's growth strategy.

Products

         RushGroup has exclusively developed and supports several proprietary products: RushTrade Direct, a Level I browser-based product, RushTrade Direct Plus, a streaming Level I software-based product, and RushTrade Direct Pro, a Level II software-based product. RushGroup offers real-time financial services technologies, direct access trading applications, and Advanced Order Management Systems (OMS), to the online brokerage and institutional trading industry. RushGroup's products have been fully validated in the market, having executed a total share market value of over $2.3 billion in its first year of operations.

         RushTrade, along with other providers, was featured in Bear Stearns' Financial Technology report dated August 2004 and has also been featured in Barron's and in Active Trader magazine. In the Barron's March 8, 2004 Online Brokers Survey, RushTrade was rated "...among the Best Direct-Access Brokers for Active Traders." In the March 7, 2005 issue of Barron's, awarded RushTrade its Four Star Rating. RushTrade provides customers direct-access to the markets, electronically bypassing third party Market Makers in most cases. In contrast, most on-line brokerage firms route orders to the firm's Market Maker desk or to third party wholesalers with "payment for order flow" arrangements that normally inhibit the customer's price, speed and quality of execution.

         With portfolio management tools that include real-time
"straight-through" posting of trade positions and account balances, the technological advancements made in RushTrade Direct Pro software constitute the third generation (3G) trading software that is much more efficient than that of the traditional online firms. RushGroup's software is thin and efficient compared to older "legacy" software trading platforms and we believe our data center can host 200% to 300% more users per server than our competitors.

Technology

         RushGroup's Technology Unit and Software Development Team align well with its strategic direction to expand rapidly in the financial technology and direct access online trading space. As evidenced by our rapidly increasing customer accounts, trade volumes and revenue, RushGroup continues to strengthen its product offerings and bolster its market presence.

         RushGroup's Data Service Center processes and delivers real-time market data, quotes, charts, advanced studies, etc., and its "Execution Server," utilizing DART, a proprietary intelligent or "smart" order routing technology which has connections to the major Exchanges and ECNs, empowers customers, in most cases, to bypass the "middlemen" or Market Makers that seek to profit from customer order flow. Within milliseconds, DART automatically scans the available market for the best price and routes the order to that particular market participant. RushTrade's marketable limit orders are usually routed, executed and filled in less than 1-2 seconds.

         Developed by RushGroup's software engineers in collaboration with experienced traders, DART's "smart" order routing is accomplished by an innovative proprietary trading algorithm along with other proprietary features. RushGroup currently has under development additional Advanced Order Types and systems with OTO and OCO functionality, as well as other trade management and portfolio risk management tools.

Market Opportunity

         Demographic shifts and new technologies always drive change; electronic brokerage, electronic clearing and electronic order matching is changing the retail brokerage and institutional trading industry. In addition, recent regulatory actions are opening up new opportunities for RushGroup's products and services. Various regulatory agencies are requiring modifications to long-established practices such as "payment-for-order-flow" between market makers, "soft dollar" arrangements to trading firms in exchange for research coverage, and more disclosure and transparency in other trading practices. RushTrade Group is positioning itself to benefit from the convergence of these industry trends and regulatory changes. We believe that new technologies have begun to erode the dominance previously enjoyed by a few large players such as Bloomberg, Sunguard, ILX/Thompson, and Reuters. New market opportunities have emerged for new providers like RushGroup, who we believe can more efficiently and cost effectively deliver financial tools and information.

         We believe that RushTrade will be able to capitalize on these market opportunities with its easy-to-use, multi-product offering, and low cost operational infrastructure, and therefore can position itself as a low cost leader in the direct access market.

         Today, electronic and algorithmic trading is becoming a dynamic force representing over one-third of total trading volume on the New York Stock Exchange and NASDAQ. According to Bear Stearns & Co. Inc., at the beginning of 2003, there were over 20.5 million online retail trading accounts in the U.S., up 8% from 19 million in 2002, which was up from 17.4 million, an increase of 20% from 2001. "Semi-professionals" accounted for 83% of this trading volume.

         According to Active Trader, an industry magazine, many trade experts expect "direct-access to become an increasingly large part of trading operations and hedge funds in the U.S. and abroad and continue to dominate retail day trading with order volumes to steadily increase the next few years." With superior functionality and ease of use, we believe RushTrade's multi-product offering can maximize market opportunity. With a low cost operational infrastructure and a highly motivated and effective sales and customer service support team, RushTrade is positioning itself to penetrate receptive markets in both retail direct access online space as well as the institutional market.

Growth Strategy

         RushTrade Group has two core businesses and a multiple product offering with various channels of distribution. Our growth strategy is to acquire "active trader" customers through strategic alliances and implementing a low cost "guerrilla" sales and Internet marketing strategy. To maximize its effectiveness, this advertising program employs, among other things, the use of a targeted keyword Internet search and a timing strategy that is more cost efficient than traditional advertising programs. RushTrade coordinates web-advertising programs on Google, CBS Market Watch, Big Charts, Kiplinger, Yahoo Finance, and others, which drives to its web domains, www.daytrade.com and www.rushtrade.com, the web traffic that generates most of its current sales leads. As it prepares to launch its products and services in the institutional marketplace, RushTrade Group believes that it can position itself as a low cost leader in the retail direct access "space."

         The RushTrade business unit is currently driving the Company's revenue growth. Later in 2005 or early in 2006, we expect RushGroup to produce an additional revenue stream by licensing versions of the RushGroup software products and by providing real-time financial data services to other brokerage firms and financial institutions. Eventually, RushGroup is expected to take the lead in the Company's consolidated revenue growth by offering, to the institutional market, a $14 billion industry, a new-age platform that is efficient and extremely price competitive. As the industry consolidates both vendors and costs, we believe that RushTrade Group can position itself to gradually weaken the market share of the current industry leaders through aggressive marketing, competitive pricing, flexible deployment, strategic alliances, efficient delivery and creative consolidation.

Strategic Alliances

         We have established strategic alliances or joint marketing arrangements with eSignal, Knobias, Trade-Ideas, Online Trading Academy and others. These arrangements, depending on the terms of the relationship, provide joint marketing opportunities that are expected to enhance our ability to acquire new customers, lower our customer acquisition costs and/or provide education and other resources that improve our customer retention.

         eSignal, a division of Interactive Data Corporation (NYSE: "IDC"), provides global, real-time market data and decision support tools to active investors worldwide. We plan to integrate our Advanced Order Execution OMS platform into the eSignal product in connection with a joint marketing alliance with eSignal. The terms of the agreement call for a joint marketing arrangement and a proposed product integration where the RushTrade-eSignal product offering will be targeted to the "high end" segment of the long-term investor, hedge fund manager and active trader market. RushTrade and eSignal pay their own costs with the product integration. No fees are charged to either party. The agreement also calls for a non-exclusive, non-transferable limited license that has no revenue sharing or co-branding provision and is for a one year term, automatically renewing for successive one year terms, and which can be canceled by either party on 120 day notice. The agreement is expected to bolster our marketing and brand awareness, and is expected to expand our customer account base, trade volume and revenue. Revenues associated with the agreement will be accounted for as RushTrade transaction based revenue.

         Online Trading Academy ("OTA") is an education provider of classroom training, interactive CDs, and online education for individuals interested in learning the latest tools and trading techniques in direct access trading. OTA is a recognized leader in the unique educational niche of live Direct Access Trading education. Using the RushTrade Direct Pro platform, OTA offers teaching facilities and professional instruction, and to make the education even more attractive, we reimburse OTA's students' tuition by offering commission discounts at RushTrade. The agreement calls for a revenue sharing arrangement with NexportX.com, the broker dealer affiliate of OTA, whereby RushTrade is to pay $1,250 in cash or stock to NewportX on a monthly basis. The agreement is for a one-year term with annual renewals with six months notice of cancellation by notice of either party. Currently, customer accounts from OTA account for less that 10% of our customer accounts and approximately 20% of our trade volume and revenue. We account for the revenue as RushTrade transaction based revenue and the revenue sharing portion as a commission or customer acquisition cost expense. This agreement is more fully described in Note 8 to the Unaudited Consolidated Financial Statements. We believe this relationship allows us to acquire high quality customers, trained on the RushTrade software platform, and enhances the knowledge and effectiveness of the individual trader and therefore the longevity of our customer.

         Knobias Holdings, Inc. is a real-time news and content technology development company. RushTrade and Knobias have each separately developed certain proprietary products, services and real-time direct access technologies which both companies believe complement each other's product and service offerings. Knobias supplies RushTrade it's "News, Research, Fundamental" and other data in exchange for RushTrade supplying Knobias with RushGroup's "Real Time Charts" and other real-time market data which lowers our costs of providing this data to our customers and provides joint marketing opportunities. The arrangement currently has no revenue sharing provision and may be terminated by either party giving ninety days notice to the other.

         Trade-Ideas is a web-based stock streaming tool that provides real-time statistical and technical analysis of stocks trading on U.S. exchanges. Trade-Ideas is a third-party software vendor and RushTrade customers must individually subscribe to the service. The Trade-Ideas software product automatically and continuously scans thousands of stocks and indices providing users with new trading opportunities and real-time decision support tools. Under the terms of the agreement, the integration of Trade-Ideas with RushTrade provides our customers with a third party resource tool for technical indicators and analysis. The arrangement currently has no revenue sharing provision and is operated on a month-to-month basis. We believe our relationship with Trade-Ideas enhances the knowledge and effectiveness of the individual trader and therefore the longevity of our customers.

         Strategic alliances and business development account for approximately 40% of RushTrade's trade volume and revenue. As these are a key component of our growth strategy, we are aggressively pursuing additional relationships such as these.

         Our other subsidiaries and former business units are inactive, except for residual revenues and certain legal proceedings.

Plan of Operation

         The accompanying financial statements have been prepared assuming that we will continue as a going concern. At September 30, 2005, our current liabilities exceeded our current assets by $2,579,569. Also, we incurred net losses of $2,102,899 for the nine months ended September 30, 2005 and $2,496,637 in 2004. Although we believe that we will be able to continue to raise the necessary funds until we reach a sustainable level of profitability, these matters raise substantial doubt about our ability to continue as a going concern.

         We have taken several steps to increase cash by the use of borrowings and equity. During the nine months ending September 30, 2005, we were able to raise operating capital of approximately $1,520,000 through a private placement of common stock and warrants. During 2004 we raised approximately $1,378,000 from the sale of common stock through private placements and $43,000 through the sale of 12% Senior Secured Convertible Bonds (the "Bonds"). During 2003 we raised $794,500 through the sale of the Bonds. The Bonds bear interest at 12% per annum, principal and interest are due on or before December 31, 2007, and are convertible into shares of common stock at a rate of 50% of the preceding 10 day volume weighted average market price of the stock, but not less than $0.15 per share. The Bonds are secured by the RushTrade software, trade name, websites, customer accounts and other assets. The Bond offering was fully subscribed shortly after the year ended December 31, 2003.

         RushTrade is executing a low-cost "guerrilla" sales and marketing strategy in addition to its strategic alliances that are producing desired results. RushTrade's domain names, www.daytrade.com, and www.rushtrade.com have web traffic that generates most of its current sales leads. RushTrade believes that it can position itself as a low-cost leader in the retail direct access "space" as the Company prepares to launch RushGroup products and financial market data services in the institutional marketplace late in 2005 or early 2006.

         Our sales and marketing efforts are beginning to show results. Since the release of the RushTrade products in late 2002 RushTrade has experienced substantial quarter to quarter increases in new accounts, share/trade volume and customer account assets.


         The following table shows the 2003, 2004 and 2005 month to date activity level of the RushTrade Securities, Inc. customer base along with the growth in customer assets:

   As of      Total      Securities        Cash          Total          Margin         Total
   Date      Accounts      Value          Balance        Assets          Debt          Equity
----------   --------   ------------   ------------   ------------   ------------   ------------
 1/31/2003     3,414      5,608,639      4,501,291     10,109,930       (829,355)     9,280,575
 2/28/2003     3,851     10,415,611      5,188,474     15,604,085     (1,426,446)    14,177,639
 3/31/2003     4,521     11,552,613      4,803,235     16,355,848     (1,169,472)    15,186,376
 4/30/2003     7,019     14,054,217      6,765,568     20,819,785     (1,468,478)    19,351,307
 5/31/2003     8,178     15,434,623      8,304,606     23,739,229     (1,799,998)    21,939,231
 6/30/2003    11,054     18,794,159      9,141,242     27,935,402     (2,598,923)    25,336,479
 7/31/2003    10,839     20,419,951      9,993,480     30,413,430     (2,701,092)    27,712,338
 8/31/2003    10,112     22,312,506     10,612,005     32,924,511     (3,148,393)    29,776,118
 9/30/2003    13,315     20,740,815     10,992,947     31,733,762     (2,075,382)    29,658,380
10/31/2003    15,700     21,590,111     11,396,924     32,987,035     (1,261,640)    31,725,395
11/30/2003    14,746     23,325,859     12,693,979     36,019,838     (1,467,801)    34,552,037
12/31/2003    16,311     27,818,441     12,940,421     40,758,862     (1,811,751)    38,947,111
 1/31/2004    18,362     28,824,596     14,083,292     42,907,888     (2,090,120)    40,817,768
 2/29/2004    16,270     31,161,088     13,797,508     44,958,596     (2,327,977)    42,630,619
 3/30/2004    20,307     31,222,653     16,627,495     47,850,148     (2,342,976)    45,507,172
 4/30/2004    21,873     31,875,885     18,555,467     50,431,352     (2,665,504)    47,765,848
 5/31/2004    14,616     33,398,506     18,875,300     52,273,806     (3,040,401)    49,233,405
 6/30/2004    17,161     34,677,309     18,767,608     53,444,917     (3,319,895)    50,125,022
 7/31/2004    15,378     30,450,573     20,212,429     50,663,002     (2,345,174)    48,317,828
 8/31/2004    13,725     30,317,735     19,241,788     49,559,523     (2,551,375)    47,008,148
 9/30/2004    15,108     32,766,520     18,542,788     51,309,308     (3,160,483)    48,148,825
10/31/2004    14,391     31,835,458     21,344,875     53,180,332     (2,421,150)    50,759,182
11/30/2004    16,342     36,789,079     19,561,429     56,350,508     (2,637,219)    53,713,290
12/31/2004    16,987     40,056,557     19,558,461     59,615,018     (3,017,523)    56,597,496
 1/31/2005    17,924     37,194,729     19,573,235     56,767,964     (2,036,440)    54,731,524
 2/28/2005    16,569     41,026,103     17,574,439     58,600,543     (1,894,213)    56,706,329
 3/31/2005    16,887     42,087,506     19,144,181     61,231,687     (2,514,089)    58,717,598
 4/30/2005    17,219     40,460,536     19,503,935     59,964,470     (2,402,054)    57,562,416
 5/31/2005    19,267     46,088,512     20,349,307     66,437,819     (3,817,757)    62,620,062
 6/30/2005    22,331     45,202,753     20,891,514     66,094,267     (3,338,470)    62,755,797
 7/31/2005    21,906     49,267,376     20,035,186     69,302,562     (4,449,145)    64,853,417
 8/31/2005    25,018     48,195,454     21,289,808     69,485,262     (4,089,602)    65,395,660
 9/30/2005    25,248     49,999,522     20,049,438     70,048,960     (3,464,875)    66,584,085

         Later in 2005 or early 2006, we expect RushGroup to begin to produce an additional revenue stream by licensing versions of the RushGroup Software products and by providing order routing services to other brokerage firms and financial institutions. RushGroup plans to offer to the institutional market a new-age platform that is efficient and price competitive. As the industry consolidates both vendors and costs, we believe that we can position ourselves to obtain market share from the current industry leaders through aggressive marketing, competitive pricing, flexible deployment, strategic alliances, efficient delivery and creative consolidation.

3.   Results of Continuing Operations

Three Months Ended September 30, 2005 and 2004

Revenues

         The following table sets forth the components of our revenues for the periods indicated:

                                      Three Months Ended September 30,
                                      --------------------------------
                 Revenue                   2005              2004
       ----------------------------   --------------    --------------
       Investment Services            $      597,261    $      420,014
       Software Services                       2,128             8,350
       Corporate                              10,027             9,971
                                      --------------    --------------
                  Total               $      609,416    $      438,335
                                      ==============    ==============

         Total revenue for the third quarter increased $171,081, or 39%, from 2004 to 2005. This increase reflects the increased revenue from the RushTrade business unit in 2005 compared to 2004, and offset by the reduction of Software Services revenue from LostView.

         In the third quarter, Investment Services revenue increased $177,247 or 42%, from 2004 to 2005. The increase in revenue is primarily due to increased customer accounts and trade volume revenues of the RushTrade direct access on-line business unit. Overall market conditions may have also contributed to the overall increase in Investment Services revenue. In late 2004 we began an aggressive advertising campaign and other marketing efforts and expect our revenue growth rate to increase in the coming periods. However, RushTrade, like most broker/dealers, is dependent on the overall activity in the United States equity markets. RushTrade will continue to devote resources toward marketing its online trading platforms and increasing the overall customer base, which should drive increases in trade volumes and revenues

         Software Services had revenue of $2,128, a decrease of $6,222, or 75% from 2004 to 2005. The decrease is due to the diversion of LostView's resources from its historic related sources of revenue to further enhance RushGroup's software products. We believe that devoting Software Services' resources to our proprietary software is a better long-term use. When we launched the RushTrade business model and began our software development project in 2000, the intent was to develop our own proprietary software for internal use, a software-trading platform for the purpose of opening new customer accounts subscribing to the RushTrade software and making self-directed trades. However, as the RushTrade software applications developed, management identified other opportunities available in the marketplace to derive an additional revenue stream from sale or licensing of "private label" versions of the software to other users. From this came the introduction of the RushGroup software services business model.

         Although the RushGroup software products are not yet ready for deployment, the additional revenue stream from RushGroup that management expects to develop in the future is for the sale and licensing of the software to unrelated third party entities. We have had contact with several institutions and brokerages about the licensing potential of various software components or applications of the RushTrade platforms when they are ready for deployment. While there remain additional development requirements and we continue to enhance and strengthen our various software applications, management expects RushGroup software services and licensing potential to be a new source of revenue.

         Corporate revenue increased $56, or less than 1% from 2004 to 2005 and remained constant for the period.

Expenses

         The following table sets forth the components of our expenses for the periods indicated:

                                      Three Months Ended September 30,
                                      --------------------------------
                 Expenses                   2005              2004
       ----------------------------   --------------    --------------
       Investment Services            $      490,918    $      276,378
       Software Services                     388,723           390,354
       Corporate                             337,548           386,633
                                      --------------    --------------
                  Total               $    1,217,189    $    1,053,365
                                      ==============    ==============

         Total expenses, including interest expense, increased $163,824 or 16%, from 2004 to 2005. Investment Services expenses increased 78%, or $214,540, Software Services expenses decreased $1,631, or less than 1%, and Corporate expenses decreased 13%, or $49,085.

         Investment Services expenses in the third quarter increased $214,540, or 78%, from 2004 to 2005. The major component of this increase was a $132,500 increase in cost of sales consisting of clearing and ticket charges, commission expense, quotation services and ECN fees. Additional increases were in salary and wages expense of $41,000, amortization and depreciation expense of $12,600, compliance expense of $3,200, marketing and meeting expense of almost $5,000, consulting and outside services expense of $4,500, education expense of $6,800, legal expense of $8,800, rent expense of $2,800, postage and delivery expense of $1,600, repairs and maintenance expense of $3,700 and software licensing expense of $1,900. This increase was offset somewhat by decreases in advertising expense of $8,200 and telephone expense of $5,300.

         Software Services has ongoing development activity on the software to enhance its use and ability to license its proprietary products to outside entities; however, we have not received any revenue from this source. A major component of Software Services expenses in 2004 consisted of amortization of the capitalized software development costs which was fully amortized in the first six months of 2005 resulting in a decrease in amortization of almost $181,000. This reduction in expenses was offset by increases in salaries and wages expense of $63,900, quotation service expenses of $27,000, exchange fees of $35,600, third party subscription fees of $1,500, consulting fees expense of $12,500, education expense of $2,700, rent expense of $8,300 and repairs and maintenance expense of $1,100. This was partially offset by decreases in telecommunications expense of $7,700 and ECN fees of $1,000.

         Corporate expenses in the third quarter decreased $49,085, or 13%, from 2004 to 2005. This is primarily due to increased legal, accounting and other costs related to the 2004 offering which was withdrawn in September 2004. The 2004 offering expenses caused 2004 expenses to be higher than normal. Our expenses decreased for commission expense of $4,800, accounting expense of $18,900, marketing and meeting expense of $31,600, consulting expense of $16,700, outside services expense of $18,000, investor relations expense of $20,500, legal expense of $25,000, printing expense of $36,000, telephone expenses of $5,500, postage and delivery expense of $2,200, interest expense of $19,500 and depreciation and amortization expense of $3,000. These decreases were partially offset by increases in salary and wages expense of $37,600, advertising and promotion of $47,000, director's fees and expenses of $7,000, license fees expense of $1,200, office rent expense of $3,000, travel and entertainment of $4,000 and payroll tax penalty of $52,500.


Nine Months Ended September 30, 2005 and 2004

Revenues

         The following table sets forth the components of our revenues for the periods indicated:

                                       Nine Months Ended September 30,
                                      --------------------------------
                 Revenue                   2005              2004
       ----------------------------   --------------    --------------
       Investment Services            $    1,594,309    $    1,451,877
       Software Services                       5,798            96,258
       Corporate                              41,964            26,870
                                      --------------    --------------
                  Total               $    1,642,071    $    1,575,005
                                      ==============    ==============

         Total revenue for the first nine months increased $67,066, or 4%, from 2004 to 2005. This increase reflects the reduction of Software Services revenue from LostView, and offset by the increased revenue from the RushTrade business unit in 2005 compared to 2004.

         In the first nine months, Investment Services revenue increased $142,432 or 10%, from 2004 to 2005. The increase in revenue is primarily due to increased customer accounts and trade volume revenues of the RushTrade direct access on-line business unit. Overall market conditions may have also contributed to the overall increase in Investment Services revenue. In late 2004 we began an aggressive advertising campaign and other marketing efforts and expect our revenue growth rate to increase in the coming periods. However, RushTrade, like most broker/dealers, is dependent on the overall activity in the United States equity markets. RushTrade will continue to devote resources toward marketing its online trading platforms and increasing the overall customer base, which should drive increases in trade volumes and revenues

         Software Services had revenue of $5,798, a decrease of $90,460, or 94% from 2004 to 2005. The decrease is due to the diversion of LostView's resources from its historic related sources of revenue to further enhance RushGroup's software products. We believe that devoting Software Services' resources to our proprietary software is a better long-term use. When we launched the RushTrade business model and began our software development project in 2000, the intent was to develop our own proprietary software for internal use, a software-trading platform for the purpose of opening new customer accounts subscribing to the RushTrade software and making self-directed trades. However, as the RushTrade software applications developed, management identified other opportunities available in the marketplace to derive an additional revenue stream from sale or licensing of "private label" versions of the software to other users. From this came the introduction of the RushGroup software services business model.

         Although the RushGroup software products are not yet ready for deployment, the additional revenue stream from RushGroup that management expects to develop in the future is for the sale and licensing of the software to unrelated third party entities. We have had contact with several institutions and brokerages about the licensing potential of various software components or applications of the RushTrade platforms when they are ready for deployment. While there remain additional development requirements and we continue to enhance and strengthen our various software applications, management expects RushGroup software services and licensing potential to be a new source of revenue.

         Corporate revenue increased $15,094, or 56% from 2004 to 2005. This is primarily due to revenue from a management agreement with a broker/dealer in Boston. In the future this revenue stream will become a part of Investment Services and the RushTrade business unit.

Expenses

         The following table sets forth the components of our expenses for the periods indicated:

                                       Nine Months Ended September 30,
                                      --------------------------------
                 Expenses                  2005              2004
       ----------------------------   --------------    --------------
       Investment Services            $    1,464,086    $    1,044,930
       Software Services                   1,238,688         1,196,615
       Corporate                           1,042,196         1,248,241
                                      --------------    --------------
                  Total               $    3,744,970    $    3,489,786
                                      ==============    ==============

         Total expenses increased $255,184 or 7%, from 2004 to 2005. Investment Services expenses increased 40%, or $419,156 and Corporate expenses decreased 17%, or $206,045. Software Services expenses increased $42,073, or 4%.

         Investment Services expenses increased $419,156, or 40%, from 2004 to 2005. As Investment Service revenue increases the infrastructure needed to support the increase in revenue causes a related increase in expenses. The major component of this increase was a $151,000 increase in cost of sales consisting of clearing and ticket charges, commission expense, quotation services and ECN fees. Additional increases were in salaries and wages expense of $122,700, advertising expense of $51,700, trade show expense of $31,000, compliance expense of $6,000, outside services expense of $3,200, education expense of $7,500, equipment rental expense of $6,200, legal expense of $11,200, licensing fees of $7,300, miscellaneous and office expense of $2,600, rent expense of $2,800, postage and delivery expense of $3,000, repairs and maintenance expense of $4,300, software renewal fees of $3,000 and travel and entertainment expense of $2,200. This was partially offset by decreases in consulting fees expense of $1,800, dues and publications expense of $3,200, bank charge expense of $1,200 and telephone expense of $5,400.

         Software Services has ongoing development activity on the software to enhance its use and ability to license its proprietary products to outside entities; however, we have not received any revenue from this source. A major component of Software Services expenses in 2004 consisted of amortization of the capitalized software development costs which was fully amortized in the first six months of 2005 resulting in a decrease in amortization of almost $170,000. This decrease was offset by increases in salaries and wages expense of $111,000, quotation services expense of $38,000, exchange fees of $112,000, third party subscription fees of $4,500, consulting fees of $22,000, education expense of $5,000, bank fee expense of $1,000, rent expense of $28,000, repairs and maintenance expense of $1,200, telephone expense of $2,200 and travel and entertainment expense of $2,000. These increases were partially offset with decreases in ECN fees of $31,000, Telecommunication expense of $44,500 and outside services expense of $1,200.

         Corporate expenses decreased $206,045, or 17%, from 2004 to 2005. This decrease is primarily due to legal, accounting and other cost related to the 2004 offering which was withdrawn in September 2004, an increase in connection with a consulting agreement that did not continue in 2005 and a one time loss on settlement of liabilities of $108,000 in 2004. Corporate expense reductions were from decreases in offering expenses of $88,000, telecommunications of $2,300, quotation services of $4,200, accounting expenses of $13,600, marketing expenses of $32,000, outside services of $24,000, investor relations expense of $22,000, copier expense of $1,500, legal expense of $102,500, licensing fees of $4,800, postage and delivery of $6,000, printing expense of $28,000, telephone expense of $4,800, loss on settlement of a liability of $85,000 and interest expense of $97,000. These decreases were partially offset by increases in salaries and wages expense of $87,500, advertising of $63,000, consulting fees of $3,100, director's fees of $7,000, dues and publication expenses of $3,500, insurance expense of $1,600, rent expense of $5,000, payroll tax penalties of $104,500, repairs and maintenance of $3,200, travel and entertainment of $3,700 and property taxes of $9,800.


Liquidity

         Cash Flows from Operating Activities - We incurred a net loss of $2,102,899 for the nine months ended September 30, 2005. This amount included non-cash expenses totaling $656,987. Cash flows from operating activities were increased by an increase in accrued payroll tax obligation of $116,061 and an increase in accrued expenses and other liabilities of $70,023 and decreased by an increase in accounts receivable of $19,253, in prepaid expenses and deposits of $1,549 and a decrease in accounts payable of $98,739; yielding a net cash flow used in operating activities of $1,379,369.

         We incurred a net loss of $1,914,781 for the nine months ended September 30, 2004. This amount included non-cash expenses totaling $992,684. Cash flows from operating activities were increased by a decrease in receivables of $2,072, an increase in accounts payable of $64,069, an increase in accrued payroll tax of $214,301 and an increase in accrued expenses and other liabilities of $179,733 and decreased by an increase in prepaid expenses and deposits of $12,238; thus yielding a net cash flow used in operating activities of $474,160.

         Cash Flows From Investing Activities - Cash flows used in investing activities during the nine months ended September 30, 2005 was $178,587 from the capitalization of development costs related to the RushTrade direct access software RushTrade Back Office Tool and $83,109 from the purchase of equipment. The net cash used in investing activities for the first nine months of 2005 was $261,696.

         Cash flow used in investing activities during the nine months ended September 30, 2004 was $139,089 from the capitalization of development costs related to the RushTrade direct access software RushTrade Back Office Tool and $12,211 from the purchase of equipment. This outflow was partially offset by the receipt of $4,446 of cash acquired in the acquisition of LostView. The net cash used in investing activities for the first nine months of 2004 was $146,754.

         Cash Flows from Financing Activities - During the nine months ended September 30, 2005, we raised $1,520,000 from the sale of common stock and warrants and $3,300 from the from the exercise of stock options and warrants.

         During the nine months ended September 30, 2004, we raised $758,000 from the sale of common stock and $43,000 from the sale of 12% Senior Secured Convertible Bonds. Additionally, we paid $12,777 as payments on notes payable.

         Our cash and cash equivalents available for operations at September 30, 2005 were $225,745, and our current liabilities exceeded our current assets by $2,579,569. Our requirements for day-to-day cash expenditures, as well as costs for the further development of the proprietary online RushTrade software, have historically been supplemented with borrowings and equity capital raised through the private placement of securities; however, there can be no assurance that these sources of cash will be available in the future.

         The accompanying financial statements have been prepared assuming that we will continue as a going concern. At September 30, 2005, we had $2,999,345 in current liabilities, and current assets of $419,776. Also, we incurred net losses of $2,496,637 in 2004 and $2,475,947 in 2003, and $2,102,899 in the first nine months of 2005. Although we believe that we will be able to continue to raise the necessary funds until we reach a sustainable level of profitability, these matters raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         We have received minimal revenue from licensing our software products and services to outside entities and do not expect any additional Software Service's revenues above current levels until the last quarter of 2005 or early 2006. Due to our lack of resources, we have been limited to only preliminary marketing efforts. If we are unable to successfully market our products to outside entities it will severely restrict our revenue growth, profitability and liquidity, and could impact our ability to continue as a going concern.

         We are presently engaged in several legal proceedings, more fully described on page 27, which could have an adverse effect on our ability to continue as a going concern if the outcomes are unfavorable. The outstanding claims are approximately $200,000. We would be unable to pay the claims in total in the short term.

         We have been unable to meet many of our obligations as they have become due. We have two convertible notes due to a related party totaling $185,000 that are past due. We are in discussion with the holder to repay, and we have agreed to repay this note. Two additional notes totaling $166,667 are due and two additional notes totaling $133,333 will become due in the second quarter of 2006. We have been negotiating with the holders to extend these notes. Failure to negotiate repayment or conversion on terms favorable to us will severely and adversely affect our liquidity.

         We have an estimated federal and state payroll tax obligation of $558,758 at September 30, 2005. We have estimated this obligation to be the amounts of tax withheld from employees and the employer portion of Social Security Federal Tax Obligation for the second and fourth quarters of 2003, all four quarters of 2004 and a portion of the taxes due for the second quarter of 2005 in addition to an estimated accrual for interest and penalties. There is no obligation outstanding for the first and third quarters 2003 and the first nine months of 2005, as these taxes have been submitted.

         We have identified vendors that are critical to our day-to-day operations. For those we have attempted to pay for their services within ninety days and for RushTrade within 45 days. If we are unable to maintain this payment schedule, we risk losing valuable services that could limit our ability to service new and existing customers. This could severely restrict our continued revenue growth and prevent us from reaching profitability.

         There is a large group of vendors, not affecting our day-to-day operations, which have not been paid and are severely past due. If these vendors were to initiate legal proceedings, it would divert our attention from day to day operations and require an allocation of resources to defend the action or attempt to settle these obligations.

         We have made it a priority to pay for goods and services necessary to operate our business in a timely manner. When we have been able to negotiate settlements on past due obligations on terms that we have determined to be favorable to us, we have made it a priority to pay those. We have not made it a priority to make payments to related parties.

Item 3.  Controls and Procedures

     (a) Within the 90-day period prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Chief Executive officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in our Exchange Act filings.

     (b) There have been no significant changes in our internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

PART II.      OTHER INFORMATION

Item 1.  Legal Proceedings

         The Company and its subsidiaries are engaged in legal proceedings and arbitrations from time to time. Management believes some of these proceedings could have a material effect upon the operations or financial condition of the Company if the Company is unsuccessful in defending against the actions.

         Company Proceedings. On June 24, 2003, in Sumner Group Inc. d/b/a Datamax Office Systems Leasing Division v. Rushmore Financial Group; Cause No. CC-03-7400-b; County Court at Law No. 2, Dallas County, Texas, a former vendor filed a claim in the Dallas County Court claiming that we failed to pay for services rendered on a copier in the amount of $39,710. We filed a counterclaim alleging overcharges and improper installation of a software product causing us incalculable harm. This matter was settled without a trial in October 2005 for $11,000.

         On December 27, 2004, in Waymark Internet Services, Inc. v. Rush Financial Technologies, Inc.; Cause No. 04-12776-K; 192nd Judicial District Court, Dallas County, Texas, a vendor filed a claim in Dallas District Court claiming a total of $52,870 in damages. We dispute the amount of the claims and plan to vigorously defend the Company in this matter. At September 30, 2005 we estimate our liability for this claim to be approximately $11,000, and accordingly have recorded a liability for this amount. We are in the early stages of discovery and a trial setting has been set for November 10, 2005, but we believe this will be postponed until early 2006.

         RSC was subject to a joint NASD and SEC examination in the second quarter of 2002. As a result of this examination the Company has accrued a liability of $25,000 at September 30, 2005 to account for a possible NASD fine, which is management's best estimate of the ultimate liability to RSC.

         RSC Subsidiary Proceedings. On April 17, 2003, in E.F. (Mickey) Long, II, et al. v. Rushmore Financial Group, Inc., Rushmore Securities Corporation and D.M. "Rusty" Moore; NASD Dispute Resolution Arbitration No. 03-01451, a group of former securities representatives of RSC filed for NASD Dispute Resolution, naming the Company and Mr. Moore as defendants. The former representatives are claiming $178,288 in commissions. At December 31, 2003 we estimated our liability to be $43,000 and recorded an accrual for this amount. In 2004 we negotiated a settlement with the representatives in the amount of $98,750 but RSC has been unable to pay this claim. Since no payments have been made RSC became subject to an agreed arbitration award in the total sum of $129,425. The entire liability of $129,425 has been accrued at September 30, 2005.

Item 2.  Changes in securities and use of proceeds

Recent Sales of Unregistered Securities

         During the third quarter of 2005 we issued 265,100 net shares of common stock (valued at $47,432 based on the fair value of our common stock on the date of issuance) to employees as compensation. This consisted of 302,600 shares (valued at $57,557 based on the fair value of our common stock on the date of issuance) issued during the period reduced by 37,500 shares (valued at $10,125 based on the fair value of our common stock on the date of issuance) returned during the period. Stock issued to employees as compensation normally has a vesting period. The 37,500 shares returned represents the unvested shares of an employee who left us during the period. Additionally, we issued 35,195 shares of common stock for directors' fees (valued at $7,000 based on the fair value of our common stock on the date of issuance), 20,000 shares of common stock (valued at $4,000 based on the fair value of our common stock on the date of issuance) for consulting fees, and 271,266 shares of common stock (valued at $46,875 based on the fair value of our common stock on the date of issuance) for advertising. Additionally, 4,608,096 shares of common stock and 4,089,763 warrants were issued for proceeds of approximately $905,000. The warrants are for the purchase of our common stock at an average price of $0.22 per share with terms of 5 years.

Item 3.  Defaults Upon Senior Securities

     None.

Item 4.  Submission of Matters to a Vote of Security Holders

     None.

Item 5.  Other Information

     None.

Item 6.  Exhibits

     a.   Exhibits.

     Exhibit 31.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a).

     Exhibit 31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a).

     Exhibit 32.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     Exhibit 32.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Rush Financial Technologies, Inc.

Dated: October 27, 2005                     By /s/ Dewey M. Moore, Jr.
                                            ------------------------------------
                                            Dewey M. Moore, Jr.
                                            Chief Executive Officer

Dated: October 27, 2005                     By /s/ Randy Rutledge
                                            ------------------------------------
                                            Randy Rutledge
                                            Chief Financial Officer



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